UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of February 2020

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This 6-K and the first paragraph of the press release attached to this Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On February 13, 2020, Can-Fite BioPharma Ltd. (the “Company”) announced today it has submitted the study’s protocol design and registration plan for its pivotal Phase III liver cancer trial to the European Medicines Agency’s (EMA) Committee for Medicinal Product and Human Use (CHMP). A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, on February 13, 2020, the Company postponed its special meeting of shareholders (the “Special Meeting”), which was scheduled for the same day. The Special Meeting was adjourned for one week to the same day, time and place. Accordingly, the Company’s Special Meeting will be reconvened on Thursday, February 20, 2020 at 3:00 p.m., Israel time at the Company’s offices located at 10 Bareket Street, Petach Tikva, Israel.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated February 13, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2020	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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